

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Timothy M. Marquez
Chairman and Chief Executive Officer
Venoco, Inc.
370 17th Street, Suite 3900
Denver, Colorado 80202

      Re: Venoco, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed February 25, 2010
             File No. 1-33152

Dear Mr. Marquez:

      We have completed our review of your filings and do not have any further comments at this time.

                                                Sincerely,

                                              H. Roger Schwall
                                              Assistant Director